UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

AFFYMETRIX, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00826T108
(CUSIP Number)

NOVEMBER 19, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	00826T108	SCHEDULE 13G	Page	2	of	15

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,361,372
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,361,372

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00826T108	SCHEDULE 13G	Page	3	of	15

1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 174,355
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 174,355

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,355
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	00826T108	SCHEDULE 13G	Page	4	of	15

1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36,458
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36,458

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,458
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	00826T108	SCHEDULE 13G	Page	5	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36,458
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36,458

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,458
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	00826T108	SCHEDULE 13G	Page	6	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 36,458
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 36,458

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,458
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00826T108	SCHEDULE 13G	Page	7	of	15

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,572,185
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,572,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,185
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00826T108	SCHEDULE 13G	Page	8	of	15

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,572,185
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,572,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,185
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	00826T108	SCHEDULE 13G	Page	9	of	15

Item 1.
	(a)	Name of Issuer:

Affymetrix, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

3420 Central Expressway Santa Clara, California 95051

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Cognizant Holdings, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP c/o Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

00826T108

CUSIP No.	00826T108	SCHEDULE 13G	Page	10	of	15

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	00826T108	SCHEDULE 13G	Page	11	of	15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

      As of the close of business on November 26, 2010: i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 3,361,372 shares of the Issuer’s Common Stock; ii) Millenco LLC, a Delaware limited liability company ("Millenco"), beneficially owned of 174,355 shares of the Issuer’s Common Stock; and iii) Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"), beneficially owned of 36,458 shares of the Issuer’s Common Stock.

      Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Cognizant Holdings and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the manager of Millenco and may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Millennium Management is also the general partner of the 100% shareholder of Cognizant Holdings and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management and of Millennium International Management GP and consequently may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Millenco or Cognizant Holdings, as the case may be.

      The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Millenco or Cognizant Holdings, as the case may be.

(b) Percent of Class:

   Millennium Management and Mr. Englander may be deemed as of the close of business on November 26, 2010 to beneficially own 3,572,185 shares of the Issuer’s Common Stock or 5.1% (see Item 4(a) above), which percentage was calculated based on 70,639,688 shares of Common Stock outstanding as of October 29, 2010, as per information contained in the Issuer’s Form 10-Q dated November 4, 2010.

CUSIP No.	00826T108	SCHEDULE 13G	Page	12	of	15

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   3,572,185 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   3,572,185 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 0 .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	00826T108	SCHEDULE 13G	Page	13	of	15

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of November 26, 2010, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Cognizant Holdings, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	00826T108	SCHEDULE 13G	Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 26, 2010

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	00826T108	SCHEDULE 13G	Page	15	of	15

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Affymetrix, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 26, 2010

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander